FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Gold Inc.

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2. Date of Material Change

September 21, 2021.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through GlobeNewswire on September 21, 2021.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Arnold T. Kondrat (Executive Chairman of the Board) - (416) 366-7300.

9. Date of Report

October 1, 2021.

Schedule “A”

Press Release

Loncor Announces Appointment of John Barker as Chief Executive Officer

Toronto, Canada - September 21, 2021 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce the appointment of Mr. John Barker as Chief Executive Officer ("CEO") of Loncor.

Mr. Barker commented: "It's a privilege to have been appointed CEO through arguably the most exciting period of Loncor's history.  Looking ahead, it will be key for the team to continue to expand the shareholder base while on the ground looking to release the inherent latent value we believe lies within the Loncor story.  With the mining world searching for "high-quality" gold deposits, we believe we are developing just such a project at Adumbi.  Over the next few months, Loncor will look to quantify Adumbi's potential through the ongoing Preliminary Economic Assessment.  Simultaneously, we will be drilling for significant contiguous underground resources to enhance Adumbi's life and economics.  Into 2022, we will assess and potentially develop numerous other exploration targets and initiatives on the Ngayu gold belt.  Given the expected news flow, we believe the future looks exciting for Loncor, and its shareholders."

Mr. Barker, who was Vice President of Business Development of Loncor prior to his appointment as CEO, has 17 years' experience as a leading mining equity analyst including a period as Chairman of The Association of UK Mining Analysts.  During the period, he worked for RBC DS where as Managing Director he headed up their London-based Global Gold Mining initiative, focussing on African mining equities.  Subsequently, he was Vice President Corporate Development for TSX-listed SouthernEra Resources, which was taken over by Lonmin, and in a similar role he was a key participant in the Guinor Gold sale to Crew Gold.  More recently Mr. Barker has been involved in various copper, diamond and platinum corporate initiatives in Southern Africa including consulting for the globally recognised mining entrepreneur Robert Friedland.  During his career, he has participated in numerous asset sales, public listings and equity issues, raising over US$600m in Canada, Australia, Europe and RSA.

Arnold Kondrat, Founder of Loncor and past CEO, has now been appointed as the Company's Executive Chairman of the Board.  Mr. Kondrat commented: "We are very pleased to have John Barker on board as Loncor's new CEO.  During the past 18 months, Loncor has increased the gold resource base at its Imbo Project, which includes its flagship Adumbi deposit, by more than 100%, from 1.675 million ounces to 3.466 million ounces of gold.  I look forward to continue working with John in his new role and with the team, which includes Peter Cowley who remains as President, as Loncor moves to the next important phase of its development."

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au), with 84.68% of this resource being attributable to Loncor.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 27, 2021 and entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling, undertaking a Preliminary Economic Assessment, mineral resource estimates, potential underground mineral resources, developing high-quality gold deposits, developing exploration targets, potential mineral resource increases, potential mineralization, future exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development (including the Preliminary Economic Assessment) results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2021 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat, Executive Chairman of the Board, Tel: (416) 366-7300

John Barker, CEO, +44 7547 159 521

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